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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT
Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)

Frisco Bay Industries Ltd.
(Name of Subject Company (Issuer))

6181708 Canada Inc.
The Stanley Works
(Name of Filing Persons, Offerors)

Common Stock, no par value per share
(Title of Class of Securities)

358751105
(CUSIP Number of Class of Securities)

Bruce H. Beatt
Vice-President, General Counsel and Secretary
The Stanley Works
1000 Stanley Drive
New Britain, CT 06053
(860) 225-5111
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

COPY TO:
Elizabeth Kitslaar
Jones Day
77 West Wacker
Chicago, IL 60601
(312) 782-3939

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$45,836,909.75	$5,807.54

(1)
Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation is based upon the sum of (i) the product of shares of 1,971,657 Common Stock and 799,567 shares of Class A Common Stock at a price of U.S.$15.25 per share, net to the seller in cash, without interest, pursuant to the Offers To Purchase, (ii) the purchase of 233,575 shares of Common Stock to be issued upon the exercise of options to purchase shares of Common Stock, at a price of U.S.$15.25 per share (for an aggregate cost of $3,562,018.75), and (iii) the cash-out of 900 stock appreciation rights, at a price of U.S.$15.25 per share (for an aggregate cost of $13,725). The calculation of the filing fee is based on the Company's representation regarding the foregoing as of January 19, 2004.

(2)
The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #7 for fiscal year 2004, equals $126.70 per million of transaction value, or $5,807.54.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	$5,807.42	Filing Party:	The Stanley Works
Form or Registration No.:	Schedule TO	Date Filed:	January 30, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Amendment No. 3 to Schedule TO

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 30, 2004 and amended on February 6, 2004 and February 18, 2004 (as amended, the "Schedule TO") by The Stanley Works, a Connecticut corporation ("Parent"), and 6181708 Canada Inc. (the "Offeror"), a corporation incorporated under the Canada Business Corporations Act and an indirect wholly owned subsidiary of Parent. The Schedule TO relates to the offer by the Offeror to purchase all of the outstanding Common Stock, no par value per share (the "Common Shares"), of Frisco Bay Industries Ltd., a corporation incorporated under the Canada Business Corporations Act (the "Company"), at a purchase price of U.S.$15.25 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offers To Purchase and Circular, dated January 30, 2004 and in the related Letter of Acceptance and Transmittal (collectively with the Offers To Purchase and Circular, the "Offering Documents"), copies of which were filed with the Schedule TO on January 30, 2004 as Exhibits (a)(1) and (a)(2), respectively. Simultaneously with the offer to purchase Common Shares, the Offeror is also offering to purchase all of the outstanding Class A Common Stock, no par value per share (the "Class A Shares"), of the Company at a purchase price of U.S.$15.25 per Class A Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offering Documents. This Amendment No. 3 to the Schedule TO is being filed on behalf of Parent and the Offeror.

        This Amendment No. 3 to the Schedule TO amends and/or supplements the Schedule TO as follows:

Item 1. Summary Term Sheet

        The response to the question "Can the Offers Be Extended And, If They Are Extended, How Will I Be Notified?" under the caption "Summary Term Sheet" in the Offers To Purchase is hereby amended by deleting the third sentence of that response and replacing it in its entirety with the following:

  "A subsequent offering period, if we include one, will be an additional period of time beginning on the day after the Expiry Time during which holders of Shares may deposit their Shares and receive the consideration paid under the Offers."

        The response to the question "Will There Be a Subsequent Offering Period?" under the caption "Summary Term Sheet" in the Offers To Purchase is hereby deleted and replaced in its entirety with the following:

          "If on the date that the Offers expire, the conditions to all of the Offers set forth in Section 4 of the Offers To Purchase entitled "Conditions of the Offers" have either been satisfied or waived, we may make available a subsequent offering period under the Offers by extending such Offers on one occasion for a period of at least 10 calendar days and not to exceed 20 business days. To comply with the applicable laws of the United States and Canada, during the subsequent offering period we will immediately accept for payment all deposits of Shares. No withdrawal rights will apply during the subsequent offering period with respect to Shares deposited under the Offers which have been taken up at the date the notice of the subsequent offering period is given and promptly paid for or, except as may be required under applicable Canadian securities laws, with respect to Shares deposited during the subsequent offering period which have subsequently been taken up and promptly paid for. See Sections 5 and 6 of the Offers To Purchase entitled "Extension and Variation of the Offers" and "Withdrawal of Deposited Shares," respectively."

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Item 4. Terms of the Transaction.

Section 5 of the Offers To Purchase (Extension and Variation of the Offers)

        Section 5 of the Offers To Purchase entitled "Extension and Variation of the Offers" is hereby amended by deleting the first sentence of the 9thparagraph thereof and replacing it in its entirety with the following:

          "Pursuant to Rule 14d-11 under the Exchange Act, the Offeror, subject to the conditions listed below, may elect to make available a subsequent offering period by extending the Offers on one occasion for a period of at least 3 business days and not to exceed 20 business days (the "Subsequent Offering Period") following the Expiry Time."

        Section 5 of the Offers To Purchase entitled "Extension and Variation of the Offers" is hereby amended by deleting the 10th paragraph thereof and replacing it in its entirety with the following:

          "A Subsequent Offering Period, if one is included, does not constitute an extension of the Offers for purposes of the Exchange Act, although it may constitute an extension of the Offers under applicable Canadian securities laws. For purposes of the Exchange Act, a Subsequent Offering Period is an additional period of time following expiration of the Offers in which stockholders may deposit Shares not deposited during the Offers. For purposes of applicable Canadian securities laws, a Subsequent Offering Period is an additional period of time by which the Offers are extended, following the satisfaction or waiver of all conditions of the Offers and the take-up of all Shares then deposited under the Offers, during which period stockholders may deposit shares not deposited prior to the commencement of the Subsequent Offering Period. The Offeror does not currently intend to include a Subsequent Offering Period in the Offers, although it reserves the right to do so in its sole discretion. If the Offeror elects to include a Subsequent Offering Period, for purposes of applicable United States securities laws, it will include a statement of its intention to do so in the press release announcing the results of the Offers. For purposes of applicable Canadian securities laws, the Offeror will provide a written notice of the variation providing for the extension of the Offers to reflect the Subsequent Offering Period, including the period during which the Offers will be open for acceptance, to the Depositary and will cause the Information Agent to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of the Offers To Purchase entitled "Notices and Delivery" to all Persons who were required to receive the Offers To Purchase and Circular and whose Shares have not been taken up pursuant to the relevant Offers at the date of the extension. No withdrawal rights will apply during the Subsequent Offering Period with respect to Shares deposited under the Offers which have been taken up at the date of the notice of extension referred to above and promptly paid for or, except as may be required under applicable Canadian securities laws as described in Section 6 of the Offers To Purchase entitled "Withdrawal of Deposited Shares," to Shares deposited during the Subsequent Offering Period. During any Subsequent Offering Period, including a Subsequent Offering Period that constitutes an extension of the Offers under applicable Canadian securities laws, the Offeror will pay the same form and amount of consideration for all Shares deposited during this period as would have been paid prior to the commencement of such period."

        Section 5 of the Offers To Purchase entitled "Extension and Variation of the Offers" is hereby amended by deleting the second sentence of the 11th paragraph thereof and replacing it with the following:

  "As a result, to comply with the applicable laws of Canada and the Exchange Act, if the Offeror elects to make a Subsequent Offering Period available, the Subsequent Offering Period will be for at least 10 calendar days from the date of notice of variation and will not exceed 20 business days from the Expiry Time."

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Section 6 of the Offers To Purchase (Withdrawal of Deposited Shares)

        Section 6 of the Offers To Purchase entitled "Withdrawal of Deposited Shares" is hereby amended by deleting the last paragraph thereof and replacing it in its entirety with the following:

          "No withdrawal rights will apply during the Subsequent Offering Period with respect to Shares deposited under the Offers which have been taken up at the date the notice of the Subsequent Offering Period is given and promptly paid for or, except as may be required under applicable Canadian securities laws that provide rights of withdrawal, with respect to Shares deposited during the Subsequent Offering Period which have subsequently been taken up and promptly paid for. In the event such a notice is delivered, any accompanying rights of withdrawal will be described in such notice."

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2004	THE STANLEY WORKS
	By:	/s/ Bruce H. Beatt
		Name:	Bruce H. Beatt
		Title:	Vice President, General Counsel and Secretary
6181708 CANADA INC.
	By:	/s/ Bruce H. Beatt
		Name:	Bruce H. Beatt
		Title:	Secretary

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Amendment No. 3 to Schedule TO
SIGNATURE